CLIENT'S COPY

Letter of Resignation from

SALAMON GROUP INC.

I, the undersigned John Salamon do hereby tender my resignation as a Director and as President of Salamon Group Inc.

Effective this 7th day of December, 2010

John Salamon

DECLARED BEFORE ME AT THE CITY OF VANCOUVER IN THE PROVINCE OF BRITISH COLUMBIA, ON THIS 7th DAY OF DECEMBER, 2010

KITTY LAM
Notary Public
Suite 1208 - 1030 WEST GEORGIA ST.
VANCOUVER, B.C. V6E 2Y3
604-687-8755

Witnessed as to execution only.
No advice sought or given.